Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces fiscal 2010 third quarter results

     <<
     -   Consolidated segment profit increases 20% in the third quarter
     -   Consolidated revenues increase 12% in the third quarter, with
         Television specialty ad growth of 14% and Radio revenue growth of 9%
     -   Basic earnings per share of $0.39 for the quarter compared to a loss of $1.81 last year
     >>

     TORONTO, July 14 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced its third quarter financial results today.
     "This was an exceptional quarter for Corus, with advertising sales strong for both Television and Radio. We also benefited from our cost control initiatives," said John Cassaday, President and CEO of Corus Entertainment.
"Ad sales continue to pace well ahead in our fourth quarter as the overall economy continues to recover. We are confident in our ability to achieve our earnings guidance for the full fiscal year."

     <<
     Financial Highlights
     --------------------

     (unaudited)                 Three months ended         Nine months ended
     (in thousands of                  May 31,                   May 31,
     Canadian dollars        -------------------------------------------------
     except per share             2010         2009         2010         2009
     amounts)                -------------------------------------------------

     Revenues
       Radio                    71,426       65,508      198,190      198,971
       Television              147,013      129,846      435,242      394,526
                             -------------------------------------------------
                               218,439      195,354      633,432      593,497
                             -------------------------------------------------
                             -------------------------------------------------
     Segment profit
       Radio                    21,877       16,072       52,266       45,193
       Television               59,452       50,672      179,724      162,433
       Corporate                (7,511)      (5,328)     (19,502)     (13,859)
                             -------------------------------------------------
                                73,818       61,416      212,488      193,767
                             -------------------------------------------------
                             -------------------------------------------------

     Net income (loss)          31,411     (145,030)     119,922      (75,368)
                             -------------------------------------------------
                             -------------------------------------------------
     Earnings (loss)
      per share
       Basic                    $ 0.39      $ (1.81)      $ 1.49      $ (0.94)
       Diluted                  $ 0.39      $ (1.81)      $ 1.48      $ (0.94)

     Consolidated Results
     --------------------
     >>

     Consolidated revenues for the three months ended May 31, 2010 were $218.4 million, up 12% from $195.4 million last year. Consolidated segment profit was
$73.8 million, up 20% from $61.4 million last year. Net income for the quarter was $31.4 million ($0.39 basic and diluted), compared to a net loss of $145.0 million (loss of $1.81 basic and diluted) last year. Net income for the prior year includes a $172.5 million after-tax broadcast license and goodwill impairment charge. Removing the impact of this item results in adjusted third quarter basic earnings per share of $0.34 in the prior year.
     Consolidated revenues for the nine months ended May 31, 2010 were $633.4 million, up 7% from $593.5 million last year. Consolidated segment profit was
$212.5 million, up 10% from $193.8 million last year. Net income for the nine-month period was $119.9 million ($1.49 basic and $1.48 diluted), compared to a net loss of $75.4 million (loss of $0.94 basic and diluted) last year.
Net income for the nine-month period includes a $16.2 million reversal of a disputed regulatory fee accrual, a $14.2 million recovery due to income tax rate changes and a debt refinancing loss of $14.3 million.

     <<
     Operational Results
     -------------------
     >>

     Radio

     <<
     -   Revenues increased by 9% in the third quarter and were flat for the year-to-date.
     -   Segment profit increased by 36% in the third quarter and 16% for the year-to-date.
     -   Revenues for the quarter increased 19% in Ontario, increased 10% in
         Quebec and other, and returned to growth in the West.
     >>

     Television

     <<
     -   Revenues increased by 13% in the third quarter and 10% for the year-to-date.
     -   Segment profit increased by 17% in the third quarter and 11% for the year-to-date.
     -   Advertising revenues increased by 11% in the third quarter and increased by 4% year-to-date.
     -   Specialty advertising revenues increased by 14% in the third quarter and 5% for the year-to-date.
     -   Subscriber revenues increased by 13% in the third quarter and 11% for the year-to-date.
     -   Movie Central finished the quarter with 970,000 subscribers, up 2%
         from last year.
     >>

     Corus Entertainment Inc. reports in Canadian dollars.

     <<
     About Corus Entertainment Inc.
     ------------------------------
     >>

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, CosmoTV, VIVA,
Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press
and radio stations including CKNW, CFOX, CKOI, 98.5 FM, Q107 and 102.1 the
Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience Corus on the web at www.corusent.com.
     The unaudited consolidated financial statements and accompanying notes for the three and nine months ended May 31, 2010 and Management's Discussion and Analysis are available on the Company's website at www.corusent.com in the
Investor Relations section.
     A conference call with Corus senior management is scheduled for July 14,
2010 at 2 p.m. ET. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call for North America is 1.800.926.6309 and for
local/international callers it is 416.981.9035. PowerPoint slides for the call will be posted at 1:45 p.m. ET on July 14, 2010 and can be found on the Corus
Entertainment website at www.corusent.com in the Investor Relations section.

     This press release contains forward-looking information and should be read subject to the following cautionary language:
     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

     <<
                           CORUS ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS

                                                           As at        As at
     (unaudited)                                          May 31,   August 31,
     (in thousands of Canadian dollars)                     2010         2009
     -------------------------------------------------------------------------

     ASSETS
     Current
     Cash and cash equivalents                            34,629       10,922
     Accounts receivable                                 170,937      146,784
     Income tax recoverable                                    -        7,267
     Prepaid expenses and other                           19,022       14,377
     Program and film rights                             141,937      146,195
     Future tax asset                                      4,393        1,788
     -------------------------------------------------------------------------
     Total current assets                                370,918      327,333
     -------------------------------------------------------------------------

     Tax credits receivable                               37,207       26,698
     Investments and other assets                         24,802       23,693
     Capital assets                                      120,258       76,450
     Program and film rights                             105,295       92,579
     Film investments                                     97,451       92,180
     Broadcast licenses                                  587,138      561,741
     Goodwill                                            692,632      674,029
     -------------------------------------------------------------------------
                                                       2,035,701    1,874,703
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current
     Accounts payable and accrued liabilities            186,434      171,055
     Income taxes payable                                 14,428            -
     -------------------------------------------------------------------------
     Total current liabilities                           200,862      171,055
     -------------------------------------------------------------------------

     Long-term debt                                      681,343      651,767
     Other long-term liabilities                          82,827       73,360
     Future tax liability                                 97,046      102,842
     -------------------------------------------------------------------------
     Total liabilities                                 1,062,078      999,024
     -------------------------------------------------------------------------

     Non-controlling interest                             15,445       21,401
     -------------------------------------------------------------------------

     SHAREHOLDERS' EQUITY
     Share capital                                       853,833      840,602
     Contributed surplus                                  11,901       17,303
     Retained earnings                                   104,027       20,380
     Accumulated other comprehensive income              (11,583)     (24,007)
     -------------------------------------------------------------------------
     Total shareholders' equity                          958,178      854,278
     -------------------------------------------------------------------------
                                                       2,035,701    1,874,703
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                   CONSOLIDATED STATEMENTS OF INCOME (LOSS)

     (unaudited)                 Three months ended         Nine months ended
     (in thousands of Canadian         May 31,                   May 31,
      dollars except per share   ---------------------------------------------
      amounts)                    2010         2009         2010         2009
     -------------------------------------------------------------------------

     Revenues                  218,439      195,354      633,432      593,497
     Direct cost of sales,
      general and
      administrative expenses  144,621      133,938      420,944      399,730
     Depreciation                5,294        4,795       15,133       14,986
     Interest expense           14,544        8,945       32,345       29,013
     Broadcast license and
      goodwill impairment            -      175,000            -      175,000
     Disputed regulatory fees        -        1,476      (16,194)       4,188
     Debt refinancing loss           -            -       14,256            -
     Other expense (income),
      net                        6,006        2,330        7,345       (1,279)
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes and
      non-controlling interest  47,974     (131,130)     159,603      (28,141)
     Income tax expense         14,603       12,417       35,213       44,123
     Non-controlling interest    1,960        1,483        4,468        3,104
     -------------------------------------------------------------------------
     Net income (loss) for
      the period                31,411     (145,030)     119,922      (75,368)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings (loss) per share
       Basic                    $ 0.39      $ (1.81)      $ 1.49      $ (0.94)
       Diluted                  $ 0.39      $ (1.81)      $ 1.48      $ (0.94)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

     (unaudited)                 Three months ended         Nine months ended
     (in thousands of Canadian         May 31,                   May 31,
      dollars except per share   ---------------------------------------------
      amounts)                    2010         2009         2010         2009
     -------------------------------------------------------------------------
     Net income (loss) for
      the period                31,411     (145,030)     119,922      (75,368)
     Other comprehensive
      income (loss), net of tax
       Unrealized foreign
        currency translation
        adjustment                 (16)      (1,791)        (540)         526
       Unrealized change in
        fair value of
        available-for-sale
        investments, net of tax    277          425          289         (355)
       Recognition of change in
        fair value of available-
        for-sale assets in
        net income                   -            -            -        2,077
       Unrealized change in fair
        value of cash flow
        hedges, net of tax           -          857        3,431       (8,650)
       Recognition of change in
        fair value of cash flow
        hedge in net income,
        net of tax                   -            -        9,244            -
     -------------------------------------------------------------------------
                                   261         (509)      12,424       (6,402)
     -------------------------------------------------------------------------
     Comprehensive income
      (loss) for the period     31,672     (145,539)     132,346      (81,770)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                 Three months ended         Nine months ended
                                       May 31,                   May 31,
     (unaudited)                ----------------------------------------------
     (in thousands of Canadian)   2010         2009         2010         2009
     -------------------------------------------------------------------------
     Share capital
     Balance, beginning
      of period                846,747      840,363      840,602      848,257
     Issuance of shares under
      stock option plan          5,779          132       10,510          490
     Shares repurchased              -            -            -       (8,450)
     Other                       1,307            -        2,721          198
     -------------------------------------------------------------------------
     Balance, end of period    853,833      840,495      853,833      840,495
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Contributed surplus
     Balance, beginning
      of period                 15,177       14,516       17,303       17,304
     Stock-based compensation   (1,181)       1,363          672        3,713
     Settlement and
      modification of long-term
      incentive plan            (1,186)           -       (4,659)      (5,138)
     Exercise of stock options    (909)          (9)      (1,415)          (9)
     -------------------------------------------------------------------------
     Balance, end of period     11,901       15,870       11,901       15,870
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Retained earnings
     Balance, beginning
      of period                 84,785      170,684       20,380      131,594
     Net income for the period  31,411     (145,030)     119,922      (75,368)
     Dividends                 (12,169)     (12,002)     (36,275)     (35,941)
     Share repurchase excess         -            -            -       (6,633)
     -------------------------------------------------------------------------
     Balance, end of period    104,027       13,652      104,027       13,652
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other
      comprehensive loss
     Balance, beginning
      of period                (11,844)     (26,043)     (24,007)     (20,150)
     Other comprehensive
      income (loss),
      net of tax                   261         (509)      12,424       (6,402)
     -------------------------------------------------------------------------
     Balance, end of period    (11,583)     (26,552)     (11,583)     (26,552)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Three months ended        Nine months ended
     (unaudited)                     May 31,                   May 31,
     (in thousands of     ----------------------------------------------------
     Canadian dollars)            2010         2009         2010         2009
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income (loss) for the
      period                    31,411     (145,030)     119,922      (75,368)
     Add (deduct) non-cash
      items:
       Depreciation              5,294        4,795       15,133       14,986
       Broadcast license and
        goodwill impairment          -      175,000            -      175,000
       Amortization of program
        and film rights         40,958       41,191      124,174      117,708
       Amortization of film
        investments             10,984        5,686       26,126       15,724
       Future income taxes        (189)       1,200      (13,617)       8,810
       Non-controlling interest  1,960        1,483        4,468        3,104
       Stock option expense        216          344          672          971
       Imputed interest          2,458        1,833        5,926        5,144
       Debt refinancing loss         -            -       14,256            -
       Other losses (gains)        (60)         197         (448)      (5,232)
     Net changes in non-cash
      working capital
      balances related to
      operations                10,435        4,263        8,987       (1,859)
     Payment of program and
      film rights              (41,272)     (48,792)    (125,545)    (143,967)
     Net additions to film
      investments              (13,846)      (8,806)     (46,843)     (33,722)
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                48,349       33,364      133,211       81,299
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Additions to property,
      plant and equipment      (22,168)      (4,259)     (52,067)     (10,043)
     Business combinations           -            -      (36,000)     (74,950)
     Cash held in escrow             -            -            -       74,950
     Net cash flows for
      investments and
      other assets                (580)          (5)       2,284        6,628
     Decrease in public
      benefits
      associated with
      acquisitions                (601)        (302)      (1,079)      (1,436)
     -------------------------------------------------------------------------
     Cash used in investing
      activities               (23,349)      (4,566)     (86,862)      (4,851)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Decrease in bank loans    (24,895)     (23,968)    (454,576)     (10,298)
     Issuance of senior
      unsecured
      guaranteed notes               -            -      500,000            -
     Financing and swap
      termination fees               -            -      (30,997)           -
     Issuance of shares under
      stock option plan          4,870          123        9,095          481
     Shares repurchased              -            -            -      (15,083)
     Dividends paid            (11,078)     (12,000)     (33,725)     (36,017)
     Dividend paid to
      non-controlling
      interest                       -            -       (9,260)      (2,994)
     Other                         265            -       (3,179)         198
     -------------------------------------------------------------------------
     Cash used in financing
      activities               (30,838)     (35,845)     (22,642)     (63,713)
     -------------------------------------------------------------------------
     Net change in cash and
      cash equivalents
      during the period         (5,838)      (7,047)      23,707       12,735
     Cash and cash equivalents,
      beginning of period       40,467       39,424       10,922       19,642
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period             34,629       32,377       34,629       32,377
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                          BUSINESS SEGMENT INFORMATION

     (unaudited)
     (in thousands of Canadian dollars except per share amounts)

     Three months ended
     May 31, 2010
                                 Radio   Television    Corporate Consolidated
     -------------------------------------------------------------------------
     Revenues                   71,426      147,013            -      218,439
     Direct cost of sales,
      general and
      administrative
      expenses                  49,549       87,561        7,511      144,621
     -------------------------------------------------------------------------
     Segment profit             21,877       59,452       (7,511)      73,818
     Depreciation                1,579        1,819        1,896        5,294
     Interest expense              212        1,296       13,036       14,544
     Other expense (income),
      net                           (4)       1,256        4,754        6,006
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes and
      non-controlling
      interest                  20,090       55,081      (27,197)      47,974
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended
     May 31, 2009
                                 Radio   Television    Corporate Consolidated
     -------------------------------------------------------------------------
     Revenues                   65,508      129,846            -      195,354
     Direct cost of sales,
      general and
      administrative
      expenses                  49,436       79,174        5,328      133,938
     -------------------------------------------------------------------------
     Segment profit             16,072       50,672       (5,328)      61,416
     Depreciation                1,677        2,174          944        4,795
     Interest expense              243        1,467        7,235        8,945
     Broadcast license and
      goodwill impairment      175,000            -            -      175,000
     Disputed regulatory fees      821          655            -        1,476
     Other expense (income),
      net                        3,165       (1,324)         489        2,330
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes and
      non-controlling
      interest                (164,834)      47,700      (13,996)    (131,130)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Nine months ended
     May 31, 2010
                                 Radio   Television    Corporate Consolidated
     -------------------------------------------------------------------------
     Revenues                  198,190      435,242            -      633,432
     Direct cost of sales,
      general and
      administrative
      expenses                 145,924      255,518       19,502      420,944
     -------------------------------------------------------------------------
     Segment profit             52,266      179,724      (19,502)     212,488
     Depreciation                4,847        5,596        4,690       15,133
     Interest expense              612        3,651       28,082       32,345
     Disputed regulatory fees   (8,901)      (7,293)           -      (16,194)
     Debt refinancing loss           -            -       14,256       14,256
     Other expense (income),
      net                           69          563        6,713        7,345
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes and
      non-controlling
      interest                  55,639      177,207      (73,243)     159,603
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Nine months ended
     May 31, 2009
                                 Radio   Television    Corporate Consolidated
     -------------------------------------------------------------------------
     Revenues                  198,971      394,526            -      593,497
     Direct cost of sales,
      general and
      administrative
      expenses                 153,778      232,093       13,859      399,730
     -------------------------------------------------------------------------
     Segment profit             45,193      162,433      (13,859)     193,767
     Depreciation                4,950        6,959        3,077       14,986
     Interest expense              697        3,867       24,449       29,013
     Broadcast license and
      goodwill impairment      175,000            -            -      175,000
     Disputed regulatory fees    2,183        2,005            -        4,188
     Other expense (income),
      net                        2,594       (4,965)       1,092       (1,279)
     -------------------------------------------------------------------------
     Income (loss) before
      income taxes and
      non-controlling
      interest                (140,231)     154,567      (42,477)     (28,141)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Revenues by segment

                              Three months ended        Nine months ended
                                    May 31,                   May 31,
                          ----------------------------------------------------
                                  2010         2009         2010         2009
     -------------------------------------------------------------------------
     Radio
     West                       25,142       25,061       71,219       78,663
     Ontario                    24,454       20,534       68,118       62,821
     Quebec and other           21,830       19,913       58,853       57,487
     -------------------------------------------------------------------------
                                71,426       65,508      198,190      198,971
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Television
     Kids                       57,425       50,340      182,071      164,277
     Specialty and Pay          89,588       79,506      253,171      230,249
     -------------------------------------------------------------------------
                               147,013      129,846      435,242      394,526
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Segment profit

                              Three months ended        Nine months ended
                                    May 31,                   May 31,
                          ----------------------------------------------------
                                  2010         2009         2010         2009
     -------------------------------------------------------------------------
     Radio
     West                        9,208        8,877       23,962       27,641
     Ontario                     8,302        5,132       20,160       15,462
     Quebec and other            4,367        2,063        8,144        2,090
     -------------------------------------------------------------------------
                                21,877       16,072       52,266       45,193
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Television
     Kids                       23,233       17,795       78,799       68,036
     Specialty and Pay          36,219       32,877      100,925       94,397
     -------------------------------------------------------------------------
                                59,452       50,672      179,724      162,433
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Revenues by type

     Three months ended        Nine months ended
                                    May 31,                   May 31,
                          ----------------------------------------------------
                                  2010         2009         2010         2009
     -------------------------------------------------------------------------
     Advertising               117,827      105,807      335,671      328,754
     Subscriber fees            72,900       64,681      211,224      189,476
     Other                      27,712       24,866       86,537       75,267
     -------------------------------------------------------------------------
                               218,439      195,354      633,432      593,497
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00013131E %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., 416.479.6018; Tom Peddie, Executive Vice
President and Chief Financial Officer, Corus Entertainment Inc., 416.479.6080;
Sally Tindal, Director, Communications, Corus Entertainment Inc.,
416.479.6107/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 07:00e 14-JUL-10